Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:  Pamela Sherry                 LabCorp Shareholder Direct
336-584-5171, Ext. 4855                 800-LAB-0401
                                        www.labcorp.com


 CIGNA HEALTHCARE CHOOSES LABORATORY CORPORATION OF AMERICA-REGISTERED
          TRADEMARK- AS NATIONAL PROVIDER FOR SELECTED MARKETS

    LABCORP'S BOARD OF DIRECTORS DECLARES PREFERRED STOCK DIVIDENDS

Burlington, NC, November 22, 1999 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) announced today that it has contracted as a national provider of laboratory services for CIGNA HealthCare's traditional indemnity, preferred-provider organization (PPO) and HMO products in select markets. Terms of the multi-year agreement were not disclosed.

"As a preferred provider to CIGNA HealthCare, one of the country's largest providers of health care benefits, LabCorp is committed to strengthening our initiatives related to excellence in customer service and technological leadership," said Stevan R. Stark, Executive Vice President of LabCorp. "Our strengths in providing innovative diagnostic technologies and health management services for monitoring utilization and test result data help set LabCorp apart while providing health plans, such as CIGNA HealthCare, with value-added services for expanding and better managing their diverse markets."

According to Dr. Frank Middleton, Senior Vice President,
Contracting at CIGNA, "Our relationship with LabCorp provides improved access to our participating members and providers, while expanding market choice and streamlining our claims processing capabilities through LabCorp's front-end eligibility verification."

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LabCorp also announced today that its Board of Directors has declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series A Convertible Exchangeable Preferred Stock (Series A Preferred Stock), payable in cash. The Board has also declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on December 31, 1999, for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on December 17, 1999, and will cover the dividend period from October 1, 1999, to December 31, 1999, at an equivalent annualized rate of $4.25 per share.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in
RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

CIGNA HealthCare is one of the nation's leading providers of health benefit programs with products marketed in all 50 states and managed care networks serving 45 states, the District of Columbia and Puerto Rico. CIGNA HealthCare currently provides medical coverage through managed care and indemnity programs to more than 13.3 million people, as well as dental coverage and mental health coverage to more than 23.6 million people. With more than $93 billion in assets, CIGNA Corporation is a leading provider of integrated employee benefits, including health care, group insurance, retirement services and investment management. "CIGNA HealthCare" refers to the various subsidiaries of CIGNA Corporation, including Connecticut General Life Insurance Company, CIGNA Health Corporation, CIGNA Dental Health, Inc., Intracorp, CIGNA Behavioral Health, Inc. and Healthsource Inc. Products and services are provided exclusively by subsidiaries and not by CIGNA Corporation.

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The Company noted that each of the above forward-looking
statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998 and subsequent SEC filings.


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